FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of June, 2005.

Commission File Number 0-30456

                            Chartwell Technology Inc.
                 (Translation of registrant's name into English)

                         Suite 400, 750 - 11th Street SW
                                Calgary, Alberta
                                 Canada T2P 3N7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]     Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        signed "Don Gleason"
                                        ---------------------------------------
                                        Don Gleason, CFO


Date:  October 19, 2005



                                 EXHIBIT INDEX
                                 -------------

1.   Press Release dated June 14, 2005

2.   Press Release dated June 14, 2005

5. Chartwell Technology Inc. Interim Consolidated Financial Statements for the Three and Six Months Ended April 30, 2005

5. Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended April 30, 2005 and 2004.

                                                                       EXHIBIT 1

                                [CHARTWELL LOGO]


                C h a r t w e l l   T e c h n o l o g y   I n c .


              CHARTWELL TECHNOLOGY TO ANNOUNCE EARNINGS JUNE 14TH &
                      ANALYST/SHAREHOLDER CONFERENCE CALL

Chartwell Technology Inc.                                                TSX:CWH


Calgary, Canada, June 14, 2005, Chartwell Technology Inc. (TSX:CWH), a leading provider of gaming software systems to the online and remote gaming industry announces that operating results will be released after market hours on June 14th 2005 for the period ending April 30th 2005 and will be followed by an Analyst/Shareholder conference call to be held June 15th at 8:30am EST.

To participate in the call please dial the appropriate number below 5 minutes prior to call commencement. You will be requested to provide your name, telephone and corporate affiliation (if applicable).

Date: June 15th 2005
Time: 8:30 am EST
Local Access: 416-695-9702
Toll-free North America: 1-877-323-2091

Audio playback will be available after the call and will remain accessible until June 29th, 2005.

Instant Replay Access Information:
Local Access:  416-695-5275
Toll-free Access: 1-888-509-0082

ABOUT CHARTWELL

Chartwell Technology Inc. specializes in the development of leading-edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

               Chartwell invites you to preview and play our games
                         at www.chartwelltechnology.com

For further information, please contact:

Chartwell Technology Inc.                      Chartwell Technology Inc.
Darold Parken, President and CEO               David Bajwa, Investor Relations
(877) 261-6619 or (403) 261-6619               (877) 669-4180 or (604) 669-4180
dhp@chartwelltechnology.com                    info@chartwelltechnology.com


             The TSX does not accept responsibility for the adequacy
                          or accuracy of this release.

   Safe Harbor Statement under the Private Securities Litigation Reform Act of
     1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

                                                                       EXHIBIT 2

                                [CHARTWELL LOGO]

                C h a r t w e l l   T e c h n o l o g y   I n c .



PRESS RELEASE

           CHARTWELL ANNOUNCES FINANCIAL RESULTS FOR THE THREE MONTHS
                       AND SIX MONTHS ENDED APRIL 30, 2005

   - Revenue growth of 33%, EBITDA of $1,581K, Net Income of $0.05 per share -


Chartwell Technology Inc.                                              TSX: CWH

Calgary, Canada, June 14, 2005, Chartwell Technology Inc. (TSX:CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, announces unaudited financial results for the three and six months ended April 30, 2005.

Highlights of the quarter included:

     o Total revenue of $3,877K compared with $2,916K during the same period in 2004;
     o Software license fees of $3,630K compared to $2,699K during the same period in 2004;
     o EBITDA (earnings before depreciation, amortization and interest) of $1,582K compared to $958K during the same period in 2004;
     o Operating margins of 40.7% compared to 31.9% during the same period in 2004;
     o Net earnings of $934K or $0.05 per diluted share compared with net earnings of $964K or $0.06 per diluted share during the same period in 2004;
     o Positive cash flow from operations of $1,728K compared to $276K during the same period in 2004;
     o    Total assets of $29.3M compared to $11.8M in the same period of 2004;
     o    Tenth consecutive quarter of profitability;
     o    Acquisition of MICROPOWER Corporation;
     o    Expanded customer base;
     o    Increased profile in the financial community;
     o    U.K. gambling legislation.

"I am pleased to report another quarter of growth and profitability", states Don Gleason, Chief Financial Officer. "Our second quarter and year to date results are consistent with our financial objectives for the year. We are continuing to focus on profitability while strategically investing in key areas of our business. The addition of new clients coupled with an improved poker offering through the acquisition of MICROPOWER positions us well for continued growth."

THREE MONTHS ENDED APRIL 30, 2005

Compared to the same period of 2004, total revenue increased by 32.9%, software license fees increased by 34.5%, EBITDA increased by 65.1%, operating margins increased to 40.7% and net earnings decreased by 3.1%.

Total revenue increased to $3,877K from $2,916K in the comparative quarter of 2004. Software license fees, which represent approximately 94% of total revenue, increased to $3,630K from $2,699K in the comparative quarter of 2004.

Total operating expenses, which include foreign currency gains, increased to $2,300K from $1,985K in the comparative quarter of 2004. The increase in operating expenses is within plan and continues to reflect the Company's investment program which began in fiscal 2004 and is continuing in fiscal 2005. Software development and support and sales and marketing are the principal beneficiaries of this investment program. Software development and support expenses ("SWD") increased by 31.1% to $1,319K compared to $1,006K in the comparative quarter of 2004. Sales and marketing expenses increased by 90.7% to $551K compared to $289K in the comparative quarter of 2004. General and administrative ("G&A) expenses decreased by 68.2% to $227K compared to $716K in the comparative quarter of 2004.

The increased expenditure level in operating expenses is expected to continue throughout the remainder of the year in order to sustain and fuel continued growth.

Despite planned increases in costs, operating margins increased to 40.7% compared to 31.9% in the comparative period of 2004 and EBITDA increased by 65.1% to $1,581K compared to $958K in the comparative quarter of 2004.

Net income decreased by 3.1% to $934K compared to $963K in the comparative period of 2004. The decrease in net income is the result of a tax expense of $643K compared to a tax recovery of $35K in the comparative quarter of 2004. The decrease in diluted earnings per share to $0.05 from $0.06 is the result of an increase in the Company's issued shares resulting from the December private placement and the dilutive affect of stock options.

SIX MONTHS ENDED APRIL 30, 2005

Compared to the same six-month period of 2004, total revenue increased by 70.0%, software license fees increased by 77.9%, EBITDA increased by 177.9%, operating margins increased to 43.9%, earnings increased by 79.3% and earnings per share diluted increased by 33.3%.

Total revenue increased to $8,692K from $5,113K in the comparative six-month period in 2004. License fees increased by 77.9% to $8,251K from $4,639K in the comparative six-month period of 2004.

Total operating expenses increased by 29.9% to $4,876K from $3,752K in the same period of 2004. SWD expense increased by 31.7% to $2,645K compared to $2,008K in the same period of 2004. Sales and marketing expenses increased by 98.4% to $1,151K compared to $580K in the same period of 2004. G & A expenses decreased by 42.7% to $685K compared to $1,195K in the same period of 2004.

EBITDA increased by 177.9% to $3,836K compared to $1,380K in the same period of 2004.

Net income increased by 79.3% to $2,420K compared to $1,350K in the same period of 2004. Diluted EPS increased by 33.3% to $0.12 compared to $0.09 in the same period of 2004.

BALANCE SHEET STRENGTH

The Company continued to strengthen its balance sheet through positive cash generation and strong earnings performance. At April 30, 2005, the Company's total assets increased to $29,328K and working capital increased to $23,793K.The Company had no debt and an aggregate cash balance, including short-term investments, of $21,754K.

Operating cash flow was $1,728K for the quarter and $2,948K year to date. This increase was primarily attributable to positive earnings in both the first and second quarters. Cash provided by financing was $349K for the quarter and was due to the exercise of stock options. Cash used in investing activities was $6,328K for the quarter. Investing activities consisted of the purchase of short-term investments and property and equipment in the amounts of $5,106K and $309K and a deposit on the MICROPOWER acquisition in the amount of $913K.

ACQUISITION OF MICROPOWER CORPORATION

The online poker industry continues to enjoy strong momentum with significant growth expected to continue. Chartwell recognized that in order to capitalize on this growth opportunity its Poker software capabilities needed significant enhancement. To address this issue, Chartwell, subsequent to quarter end, acquired MICROPOWER Corporation of Gibraltar. MICROPOWER, one of the premier online poker software development companies, has quickly established a brand that is synonymous with multi-player poker. The acquisition satisfies the need for a significantly enhanced poker product and provides Chartwell with greatly increased poker development capabilities. Chartwell now has a very competitive poker offering that positions us to capture a meaningful market share in this rapidly growing sector of the gaming industry.

EXPANDED CUSTOMER BASE

Chartwell expanded its customer base with the addition of two major clients in the second quarter, Sportingbet plc and Bingo.com. Sportingbet is regarded as the largest online gaming company in the world with betting turnover of over $2-billion (U.S.) from a player base that exceeds 2.2 million customers in over 100 countries and currently averages over 13 bets per second. Bingo.com is one of the world's largest online bingo destinations, with a player base of over one million registered players and attracts over 30,000 visitors each day. These two top tier additions to the Chartwell client base will contribute additional revenue streams in two new areas, soft gaming and bingo.

INCREASED PROFILE IN THE FINANCIAL COMMUNITY

The Company's profile in the financial community has been increased with additional research coverage now being provided by GMP Securities Ltd. and Paradigm Capital Inc. This brings to four the number of firms covering the Company.

U.K. GAMBLING LEGISLATION

In April, 2005 the U.K. government passed legislation to regulate online gambling in the United Kingdom. The Gambling Act will establish world-class standards for a safe, secure and regulated environment for players in a key market and may provide the impetus for similar regulatory advancements in other jurisdictions, including elsewhere in Europe. In anticipation of the regulatory changes in the U.K the Company invested significantly in Europe with its office in London and the development of responsible gaming functionality and certification capabilities for its software systems.

2005 SECOND QUARTER ANALYST CALL
--------------------------------

Chartwell will host an Analyst/Investor conference call review 2nd quarter 2005 results. To participate in the call please dial the appropriate number below 5 minutes prior to call commencement. You will be requested to provide your name, telephone and corporate affiliation (if applicable).

Date: June 15th 2005
Time: 8:30 am EDT
Local/International Access: 416-695-9702
Toll-free North America: 1-877-323-2091

Audio playback will be available after the call and will remain accessible until June 29th, 2005.

Instant Replay Access Information:
Local/International Access:  416-695-5275
Toll-free Access: 1-888-509-0082

ABOUT CHARTWELL

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

     For further information, please contact: Chartwell Technology Inc.

     Don Gleason, Chief Financial Officer       David Bajwa, Investor Relations
     (877) 261-6619 or (403) 261-6619           (877) 669-4180 or (604) 669-4180
     dgleason@chartwelltechnology.com           info@chartwelltechnology.com


         The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


   Safe Harbor Statement under the Private Securities Litigation Reform Act of
     1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

                                                                       EXHIBIT 3

                                [CHARTWELL LOGO]


                            CHARTWELL TECHNOLOGY INC.
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2005

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Balance Sheets



-------------------------------------------------------------------------------------------------
                                                                    April 30,        October 31,
                                                                         2005               2004
-------------------------------------------------------------------------------------------------
                                                                   (unaudited)         (audited)
Assets

Current assets:
     Cash                                                        $  2,964,176       $  5,995,863
     Short term investments                                        18,789,885          3,318,286
     Accounts receivable                                            3,086,132          1,916,309
     Deferred set-up expense                                           78,238             58,585
     Prepaid expenses and deposits                                    298,526            230,632
     Notes receivable                                                 126,665            117,873
     Future income tax asset (note 4)                                 336,200            115,000
-------------------------------------------------------------------------------------------------
                       Total Current Assets                        25,679,822         11,752,548

Due from related parties (note 6)                                     153,373            178,961
Property and equipment                                                744,399            431,824
Deferred software development costs                                   490,242            607,900
Deferred set-up expense                                               126,993             68,186
Deposits - long term                                                  912,975                  -
Notes receivable                                                      180,573            180,573
Future Income tax asset (note 4)                                      228,077            929,964
Goodwill                                                              811,666            811,666
-------------------------------------------------------------------------------------------------
                                                                 $ 29,328,120       $ 14,961,622
-------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                       $ 720,149          $ 708,900
     Income tax payable                                               651,378                  -
     Current portion of obligations under capital lease                16,074             15,640
     Deferred revenue                                                 499,285            478,952
-------------------------------------------------------------------------------------------------
                    Total Current Liabilities                       1,886,886          1,203,492

Deferred revenue                                                      586,116            615,748
Obligations under capital lease                                        12,646             20,793

Shareholders' equity:
     Share capital (note 2 (b))                                    27,435,092         16,502,188
     Contributed surplus (note 3)                                     821,808            102,572
     Accumulated deficit                                           (1,414,428)        (3,483,171)
-------------------------------------------------------------------------------------------------
                    Total Shareholders' Equity                     26,842,472         13,121,589
-------------------------------------------------------------------------------------------------
                                                                 $ 29,328,120       $ 14,961,622
-------------------------------------------------------------------------------------------------



See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Statements of Income and Deficit
(unaudited)


---------------------------------------------------------------------------------------------------------------------
                                                       Three months ended April 30,        Six Months ended April 30,
                                                          2005             2004              2005             2004
---------------------------------------------------------------------------------------------------------------------
Revenue:
     Software license fees                         $ 3,629,580      $ 2,699,462          $ 8,251,302     $ 4,638,661
     Software set-up fees                              124,803          190,513              239,533         405,449
     Interest and other                                122,281           25,658              201,058          69,366
---------------------------------------------------------------------------------------------------------------------
                                                     3,876,664        2,915,633            8,691,893       5,113,476

Expenses:
     Software development and support                1,319,500        1,005,728            2,644,778       2,007,595
     General and administrative                        226,901          715,516              685,153       1,195,174
     Sales and marketing                               551,388          288,664            1,151,016         580,110
     Stock-based compensation                           90,730                -              208,493               -
     Depreciation and amortization                      67,729           53,431              103,742          87,964
     Amortization of deferred software
          development costs                             58,828                -              117,658               -
     Foreign currency gain                             (15,156)         (77,764)             (34,874)       (119,194)
---------------------------------------------------------------------------------------------------------------------
                                                     2,299,920        1,985,575            4,875,966       3,751,649
---------------------------------------------------------------------------------------------------------------------


Income from operations                               1,576,744          930,058            3,815,927       1,361,827

Income taxes:
     Current income tax expense                       (101,447)         431,940              651,378         476,940
     Future income tax expense (recovery)              744,159         (465,430)             744,159        (465,430)
---------------------------------------------------------------------------------------------------------------------
                                                       642,712          (33,490)           1,395,537          11,510


Net income                                             934,032          963,548            2,420,390       1,350,317

Deficit, beginning of period                        (2,348,460)      (7,118,183)          (3,483,171)     (7,504,952)
Stock based compensation (note 1(a))                         -                -             (351,647)              -
---------------------------------------------------------------------------------------------------------------------
Deficit, end of period                             $(1,414,428)     $(6,154,635)         $(1,414,428)    $(6,154,635)
---------------------------------------------------------------------------------------------------------------------

Net income per share:
     Basic                                         $      0.05      $      0.07          $      0.14     $      0.10
     Diluted                                       $      0.05      $      0.06          $      0.12     $      0.09
---------------------------------------------------------------------------------------------------------------------

Weighted-average shares basic                       18,269,771       13,920,417           17,706,057      13,920,417
Weighted-average shares diluted                     20,076,090       15,607,694           19,363,174      15,607,694



See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Interim Consolidated Statements of Cash Flows
(unaudited)



------------------------------------------------------------------------------------------------------------------
                                                        Three Months ended April 30,    Six Months ended April 30,
                                                            2005           2004            2005         2004
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Funds from operations:
        Net income                                      $  934,032     $  963,548        $2,420,390    $1,350,317
        Depreciation and amortization                       67,729         53,431           103,742        87,964
        Amortization of deferred software
              development costs                             58,828              -           117,658             -
        Stock-based compensation                            90,730              -           208,493             -
        Notes receivable                                    (4,324)             -            (8,792)            -
        Due from related parties                            29,907              -            29,907             -
        Interest income capitalized                         (2,138)        (2,035)           (4,319)       (4,087)
        Contracts acquired on acquisition                                  25,000                          25,000
        Future income tax reduction                         (8,666)       (33,490)          744,159        11,510
------------------------------------------------------------------------------------------------------------------
                                                         1,166,098      1,006,454         3,611,238     1,470,704
     Change in non-cash working capital:
        Accounts receivable                                320,792       (492,976)       (1,169,823)     (180,312)
        Due from related parties                                                -                          20,000
        Deferred set-up expense                            (91,914)        19,243           (78,460)       48,870
        Prepaid expenses and deposits                     (118,978)       (52,728)          (67,894)      (56,130)
        Deferred revenue                                     5,506       (187,173)           (9,299)     (279,641)
        Accounts payable and accrued liabilities          (204,448)       (16,752)           11,249       114,793
        Income tax payable                                 651,378                          651,378
------------------------------------------------------------------------------------------------------------------
                                                           562,336       (730,386)         (662,849)     (332,420)
------------------------------------------------------------------------------------------------------------------
                                                         1,728,434        276,068         2,948,389     1,138,284
Financing:
     Issue of shares for cash                              352,424        472,244        11,581,305       587,604
     Share issue costs                                           -              -          (752,777)            -
     Repayment of lease obligations                         (3,716)        37,875            (7,713)       35,973
------------------------------------------------------------------------------------------------------------------
                                                           348,708        510,119        10,820,815       623,577
Investments:
     Purchase of short term investments                 (5,105,829)       (19,605)      (15,471,599)   (1,549,918)
     Purchase of property and equipment                   (308,840)      (127,250)         (416,317)     (312,685)
     Deferred software development costs                         -       (175,000)                -      (175,000)
     Deposit for acquisition                              (912,975)                        (912,975)
------------------------------------------------------------------------------------------------------------------
                                                        (6,327,644)      (321,855)      (16,800,891)   (2,037,603)

Increase (decrease) in cash                             (4,250,502)       464,332        (3,031,687)     (275,742)

Cash, beginning of period                                7,214,678      2,725,046         5,995,863     3,465,120

Cash, end of period                                     $2,964,176     $3,189,378        $2,964,176    $3,189,378
------------------------------------------------------------------------------------------------------------------
Supplemental cash flow information:
     Cash interest received                             $   72,128     $   23,623        $  187,947    $   65,279
     Cash interest paid                                        596            826               911         1,123
------------------------------------------------------------------------------------------------------------------



See accompanying notes to interim consolidated financial statements.

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the six months ended April 30, 2005
(unaudited)
--------------------------------------------------------------------------------


1. Significant accounting policies:

     These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies that were used for the consolidated financial statements for the year ended October 31, 2004. Certain prior period figures have been reclassified for consistency of presentation. These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2004.

     Stock based compensation:

     Effective November 1, 2004, the Company retroactively adopted, without restatement, the new Canadian accounting standards for stock based compensation to employees and directors. In accordance with these standards, the Company recognizes, at the grant date, the compensation cost of stock options granted to employees and directors, measured at fair value and expensed over the option vesting period, with a corresponding increase to contributed surplus. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The Company has recorded an adjustment of $351,647 to beginning deficit at November 1, 2004 to reflect the cumulative effect of the value of the options granted to employees and directors from November 1, 2002 to October 31, 2004. The Company also recorded a reduction to contributed surplus of $25,832 representing the fair value of options exercised in in the second quarter. The fair value of stock options granted to consultants are being expensed on a straight line basis over the vesting period of the option grant.

2.   Share capital:

     (a)  Authorized:

     100,000,000 common shares without par value.

     (b)  Issued & outstanding:

     -----------------------------------------------------------------------------------------
                                                           Number of Shares          Amount
     -----------------------------------------------------------------------------------------
     Balance, October 31, 2004                                16,022,966         $ 16,502,188
     Issued for cash on Private Placement financing            2,365,592           11,000,002
     Issue costs                                                       -             (752,777)
     Income tax effect of issue costs                                  -              263,472
     Compensation options issued to Underwriters                       -             (184,928)
     Issued for cash on exercise of stock options                398,630              581,303
     Contributed surplus of options exercised                                          25,832
     -----------------------------------------------------------------------------------------
                                                               2,764,222         $ 10,932,904
     -----------------------------------------------------------------------------------------
     Balance, April 30, 2005                                  18,787,188         $ 27,435,092
     -----------------------------------------------------------------------------------------


     The weighted average number of shares outstanding for the quarter were 18,269,771 (2004 - 13,920,417). Diluted shares of 20,076,090 (2004 -
     15,607,694) reflect the dilutive effect of the exercise of the outstanding options.

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the six months ended April 30, 2005
(unaudited)
--------------------------------------------------------------------------------


     (c)  Continuity of options:


                                                               Weighted average
                                                 Number         exercise price
      --------------------------------------------------------------------------
      Outstanding, October 31, 2004             2,355,834           $ 1.49
      Granted                                     428,936           $ 7.71
      Exercised                                  (398,630)          $ 1.45
      --------------------------------------------------------------------------
      Outstanding, April 30, 2005               2,386,140           $ 2.61
      --------------------------------------------------------------------------

3.   Contributed surplus:

     ----------------------------------------------------------------------------------
     Balance, October 31, 2004                                               $ 102,572
     Retroactive application of stock-based compensation expense               351,647
     Stock-based compensation expense                                          208,493
     Stock-based compensation expense of options issued to Underwriters        184,928
     Contributed surplus of options exercised                                  (25,832)
     ----------------------------------------------------------------------------------
     Balance, April 30, 2005                                                 $ 821,808
     ----------------------------------------------------------------------------------

4.   Future income tax asset:

     ------------------------------------------------------------------------
     Balance, October 31, 2004                                   $ 1,044,964
     Income tax effect of share issue costs                          263,472
     Future tax expense                                             (744,159)
     ------------------------------------------------------------------------
     Balance, April 30, 2005                                     $   564,277
     ------------------------------------------------------------------------

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the six months ended April 30, 2005
(unaudited)
--------------------------------------------------------------------------------


5.   Segmented information:

     The Company has aggregated its Canadian, Belize and Malta operating segments into one reporting segment. The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

                                                         Three months ended April 30
      --------------------------------------------------------------------------------------
      2005                             Malta        Canada        Belize           Total
      --------------------------------------------------------------------------------------
      Software set-up fees                       $         -     $  124,803     $   124,803
      --------------------------------------------------------------------------------------
      Software license fees                      $    24,949     $3,604,631     $ 3,629,580
      --------------------------------------------------------------------------------------
      Total assets                   $ 77,010    $24,037,329     $5,213,781     $29,328,120
      ======================================================================================

                                                            Six months ended April 30
      --------------------------------------------------------------------------------------
      2005                             Malta        Canada        Belize           Total
      --------------------------------------------------------------------------------------
      Software set-up fees                       $         -     $  239,533     $   239,533
      --------------------------------------------------------------------------------------
      Software license fees                      $    49,319     $8,201,983     $ 8,251,302
      --------------------------------------------------------------------------------------
      Total assets                   $ 77,010    $24,037,329     $5,213,781     $29,328,120
      ======================================================================================

                                                            Three months ended April 30
      --------------------------------------------------------------------------------------
      2004                             Malta        Canada        Belize           Total
      --------------------------------------------------------------------------------------
      Software set-up fees                       $        -      $  190,513     $   190,513
      --------------------------------------------------------------------------------------
      Software license fees                      $   55,516      $2,643,946     $ 2,699,462
      --------------------------------------------------------------------------------------
      Total assets                               $7,028,835      $4,835,583     $11,864,418
      ======================================================================================

                                                            Six months ended April 30
      --------------------------------------------------------------------------------------
      2004                            Malta       Canada          Belize         Total
      --------------------------------------------------------------------------------------
      Software set-up fees                       $        -      $  405,449     $   405,449
      --------------------------------------------------------------------------------------
      Software license fees                      $  112,307      $4,526,354     $ 4,638,661
      --------------------------------------------------------------------------------------
      Total assets                               $7,028,835      $4,835,583     $11,864,418
      ======================================================================================


6.   Related party transactions:

     For the quarter ended April 30, 2005, the Company incurred legal fees of $15,000 and consulting fees of $41,250 to certain directors and officers of the Company in the normal course of business. These transactions were paid in Canadian dollars and recorded in general and administrative and sales and marketing expenses. Amounts due from related parties of $153,373 consist of amounts due from certain Company officers, directors and employees. Of this amount $151,235 bears 6% interest, is secured by 189,200 common shares of the Company and has no set terms of repayment.

CHARTWELL TECHNOLOGY INC.
Notes to Interim Consolidated Financial Statements
For the six months ended April 30, 2005
(unaudited)
--------------------------------------------------------------------------------


7.   Subsequent event:

     On May 20, 2005, the Company acquired all of the issued and outstanding shares of MICROPOWER Corporation of Gibraltar ("MICROPOWER") for approximately $4,000,000 in cash and additional contingent consideration not to exceed $500,000 in cash and 55,000 shares of the Company. The contingent consideration is performance based and subject to the achievement of certain new MICROPOWER sales opportunities.

                                                                       EXHIBIT 4


                                [CHARTWELL LOGO]


                            CHARTWELL TECHNOLOGY INC.

   Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the three and six months ended April 30, 2005 and 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2005 AND 2004.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the three and six months ended April 30, 2005, dated June 13, 2005, should be read in conjunction with Chartwell Technology Inc.'s ("Chartwell" or the "Company") audited consolidated financial statements and the accompanying notes for the year ended October 31, 2004, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Additional information relating to the Company is available on SEDAR at www.sedar.com under Chartwell Technology Inc. and on the Company's website at www.chartwelltechnology.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This  MD&A   contains   certain   forward-looking   statements,   which  reflect
Management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance or achievements or other future events constitute forward-looking statements. Whenever possible, words such as "anticipate', "estimate", "may", "will", "should", "could", "expect", "plan", "intend", "believe", "estimate", or "potential" or similar words, have been used to identify these forward-looking statements.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.

Factors which could cause results or events to differ from current expectations include; among other things: the impact of government legislation; the impact of price competition; the ability of the Company to retain and attract qualified professionals; the impact of rapid technological and market change; loss of business or credit risk with current and prospective major customers; general industry and market conditions and growth rates; currency rate fluctuations and the impact of consolidations in the on-line gaming industry. Chartwell disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. No assurance can be given that actual results, performance or achievement expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes however that EBITDA is a useful supplementary measure as it provides indication of the results of Chartwell's typical business operations without regard to how these activities were financed or how these results were taxed. Chartwell's method of calculating EBITDA may differ from those of other companies, and accordingly EBITDA may not be directly comparable to measures used by other companies.

Cash flow is defined as cash flow from operations before changes in non-cash working capital items. Cash flow is not a recognized measure under GAAP. Management believes that cash flow is a useful supplementary measure as it provides an indication of cash flow generated by operations before working capital adjustments.

SUMMARY OF FINANCIAL RESULTS

Comparative Quarterly Operating Results
($000s CAD except per share data)

                              2005 Q2     2004 Q1      2004 Q4      2004 Q3     2004 Q2       2004Q1      2003 Q4       2003 Q3
Revenue
    License fees                3,630       4,622        3,237        3,393       2,699        1,939        1,847         1,693
    Set-up fees                   125         115          208          184         191          215          247           241
                           -----------------------------------------------------------------------------------------------------
                                3,755       4,737        3,445        3,577       2,890        2,154        2,094         1,934
    Interest                      122          78           44           21          26           44           22            32
                           -----------------------------------------------------------------------------------------------------
Total Revenue                   3,877       4,815        3,489        3,598       2,916        2,198        2,116         1,966

Operating Exp.
   Software dev. & sup.         1,319       1,325        1,238        1,172       1,006        1,002          405         1,024
   General & admin.               227         458          657          353         715          480          475           257
   Sales & marketing              551         600          303          411         289          291          187           216
   Stock-based comp.               91         118          103            -           -            -            -             -
   Deprec. & amort.                68          36           53          103          53           35           68            26
   Amort. of deferred
      software dev. costs          59          59           59           39           -            -           26            28
   FX (gain) loss                 (15)        (20)         247          105         (78)         (41)         211           201
                           -----------------------------------------------------------------------------------------------------
Total Operating Exp.            2,300       2,576        2,660        2,183       1,985        1,767        1,372         1,752

Operating Income                1,577       2,239          829        1,415         931          431          744           214

Taxes                             643         753         (631)         204         (33)          45         (630)            -
                           -----------------------------------------------------------------------------------------------------
Net Income                        934       1,486        1,460        1,211         964          386        1,374           214
                           =====================================================================================================
Earnings per share
    Basic                     $  0.05     $  0.09      $  0.10      $  0.08     $  0.07       $ 0.03       $ 0.10        $ 0.02
    Diluted                   $  0.05     $  0.08      $  0.08      $  0.07     $  0.06       $ 0.03       $ 0.10        $ 0.02
                           ====================================================================================================
EBITDA                        $ 1,582     $ 2,256      $   897      $ 1,536     $   958       $  422       $  816        $  236

Total Assets                  $29,328     $27,502      $14,962      $12,952     $11,864       $9,718       $9,219        $7,730

L.T. Liabilities              $   599     $   555      $   637      $ 1,121     $   730       $  890       $  984        $1,134


OVERVIEW

Chartwell develops, markets, implements and supports gaming applications and entertainment content for the Internet and wireless platforms. Chartwell's JAVA and Flash based software products and games are designed for deployment in gaming, entertainment and promotional applications. Chartwell does not operate a gaming site nor do we operate our clients' gaming sites.

RESULTS OF OPERATIONS

Three and six months ended April 30, 2005 compared to three and six months ended April 30, 2004.

HIGHLIGHTS

Chartwell realized strong top line growth in the three and six months ended April 30, 2005 compared to the same periods of 2004. Total revenue increased to $3,877 thousand and $8,692 thousand compared to $2,916 thousand and $5,114 thousand; net income decreased slightly to $934 thousand and increased to $2,420 thousand compared to $964 thousand and $1,350 thousand with diluted earnings per share of $0.05 and $0.12 compared to $0.06 and $0.09.

Operating margins improved to 40.7% and 43.9% for the three and six months ended April 30, 2005 compared to 31.9% and 26.6% for the same period of 2004.

Chartwell also continued to strengthen its balance sheet in the six months ended April 30, 2005. Cash and short-term investments increased to $21,754 thousand compared to $9,314 thousand at October 31, 2004 and working capital improved to $23,793 thousand. The Company's strong cash position is the result of continued positive cash flow from operations and a private placement financing in December for net proceeds of $10,247 thousand.

In fiscal 2005, the Company continues to invest in key areas of its business specifically related to product development and support and sales and marketing. To sustain and build for long term growth increased expenditures will continue to be necessary throughout fiscal 2005.

REVENUE

Substantially all of Chartwell's revenue is of a recurring nature in the form of software license fees. Chartwell's licensees pay an ongoing fee for the licensing and support of our software. The license fee is calculated as a percentage of each licensee's level of activity. Additional sales revenue is derived from software set-up fees, which are one time costs on new customer installations. Subsequent to October 31, 2003, the Company revised its accounting policy for the recognition of set-up fee revenue and related set-up costs. The Company's contractual agreements with licensees provide for the provision of graphics, web design, software implementation services, licensing of the software and provision of software upgrades over the fixed term of the contract. Set-up fee revenue and related costs are recognized ratably over the term of the contract. Prior to the revision of its policy, the Company recognized set-up fees and related set-up costs using the completed contract method of accounting. The accounting change was adopted retroactively.

In the three and six months ended April 30, 2005, total revenue increased by 32.9% and 70.0% to $3,877 thousand and $8,692 thousand compared to $2,916 thousand and $5,113 thousand in the same period of 2004. The growth in total revenue was attributable to both the continued strength of existing major licensees and to new customers who began generating revenue in the last quarter of fiscal 2004.

SOFTWARE LICENSE FEE

Software license fees continue to show year over year growth. Software license fees increased by 34.5% and 77.9% to $3,630 thousand and $8,251 thousand for the three and six months ended April 30, 2005 compared to $2,699 thousand and $$4,639 thousand in the same period of 2004. Substantially all of the Company's software licensing revenue is presently derived form our core Internet casino products.

SOFTWARE SET-UP FEES

Software set-up fees decreased by 34.5% and 40.7% to $125 thousand and $240 thousand for the three and six months ended April 30, 2005 compared to $191 thousand and $405 thousand in the same period of 2004. Software set-up fees, as a percentage of total sales revenue, decreased to 3.4% and 2.8% from 6.6% and 8.0% in the same period of 2004.

We expect that software set-up fees will continue to represent a progressively smaller percentage of the Company's sales revenue as we continue to build our recurring license fee base.

INTEREST & OTHER INCOME

Interest and other income increased by 369.2% and 187.1% to $122 thousand and $201 thousand in the three and six months ended April 30, 2005, compared to $26 thousand and $70 thousand in the same period of 2004. The increase was attributable to significantly higher cash and investment balances resulting from increased cash flow from operations and the private placement in December of 2004.

OPERATING EXPENSES

Total operating expenses increased by 15.9% and 29.9% to $2,300 thousand and $4,876 thousand for the three and six months ended April 30, 2005 compared to $1,986 thousand and $3,752 thousand for the same period of 2004. Operating margins increased to 40.7% and 43.9% compared to 31.9% and 26.6% for the same period of 2004. The increase in total operating expenses reflects the impact of the Company's investment program began in fiscal 2004 and continuing in 2005. The 2005 results also reflect the expensing of stock options effective November 1, 2004. There were no comparable expenses in the same period of 2004.

During the three and six months ended April 30, 2005, increased expenses were incurred for continued development of new casino and soft games and our poker community, enhancements to our back-office system, project management and quality assurance and testing. This increased expenditure level is expected to continue in order to sustain growth.

SOFTWARE DEVELOPMENT & SUPPORT

Software development and support costs include compensation costs of software development, quality assurance, and customer implementation and support teams working on the continuing enhancement and support of our products as well as quality assurance and testing activities. These expenses also include independent contractors and consultants, recruitment costs, deferred set-up expenses and allocated operating expenses.

Software development and support costs increased by 31.1% and 31.7% to $1,319 thousand and $2,645 thousand for the three and six months ended April 30, 2005 compared to $1,006 thousand and $2,008 thousand for the same period of 2004. Salaries and consulting fees continue to represent the largest expenditure area and accounted for 91.7% and 87.6% of total software development expenses for the three and six months ended April 30, 2005. Salary and consulting expenses increased 30.5% in the three months ended April 30, 2005 compared to the same period of 2004 and increased by 8.6% over the previous quarter (Q1FY05). The increased salary expenses reflect the addition of approximately 18 development and technology related staff since November 1, 2004.

As a percentage of sales revenue, software development and support expenses were 35.1% and 31.1% for the three and six months ended April 30, 2005 compared to 34.8% and 39.8% % for the same period of 2004. Expenses are planned and in-line with the Company's growth strategies.

Due to the increasing demands for new gaming products and the Company's product development and support initiatives, we anticipate adding technical resources throughout the remainder of fiscal 2005, which will result in a corresponding increase in software development expenses. The acquisition of MICRPOWER Corporation (May) will also add seventeen staff and result in a corresponding increase in expenses of approximately $270 thousand per quarter for the remainder of the year.

SALES AND MARKETING

Sales and marketing expenses include compensation of sales and marketing personnel, advertising, trade shows, marketing materials and facility lease costs.

Sales and marketing expenses increased by 90.7% and 98.4% to $551 thousand and $1,151 thousand for the three and six months ended April 30, 2005 compared to $289 thousand and $580 thousand for the same period of 2004. The increase is attributable to the additional sales and marketing headcount and the operating costs for the London, U.K. sales office, which was opened in the second quarter of fiscal 2004. Prior to that time the Company's sales and marketing efforts were handled by personnel based in Canada.

As a percentage of sales revenue, sales and marketing expenses increased to 14.6% and 13.6% for the three and six months ended April 30, 2005 compared to 10.0% and 11.5% for the same period of 2004.

GENERAL AND ADMINISTRATIVE

General and administrative (G&A) expenses include the salaries and benefits for corporate personnel, legal and professional fees associated with the Company's public filings and annual audit fees, bad debt expenses and all costs associated with investor relations. Our corporate staff includes finance and accounting, investor relations, IT support and corporate administrative staff.

G&A expenses decreased by 68.2% and 42.7% to $227 thousand and $685 thousand for the three and six months ended April 30, 2005 compared to $716 thousand and $1,195 thousand for the same period of 2004. The decrease in expenses is primarily attributable to a reduction in the provision for doubtful accounts of $132 thousand compared to an equivalent expense in the second quarter of 2004 of $209 thousand.

It is expected that with the planned increase in the number of technical personnel and the growth of the business in general that G& A expenses will increase over the next two quarters.

As a percentage of sales revenue, G & A expenses decreased to 6.0% and 8.1% for the three and six months ended April 30, 2005 compared to 24.7% and 23.7% for the same period of 2004.

AMORTIZATION OF DEFERRED SOFTWARE DEVELOPMENT COSTS

Amortization expenses for the three and six months ended April 30, 2005 were $59 thousand and $118 thousand. There were no comparative expenses for the same period of 2004. In fiscal 2003 and fiscal 2004 the Company deferred $531 thousand and $175 thousand, respectively, of software development costs relating to the development of the Company's Community Poker product. Management has estimated that the appropriate amortization period would be three years. The Company began amortizing these costs on a straight line basis in the third quarter of fiscal 2004.

STOCK BASED COMPENSATION

The Company recorded $91 thousand and $208 thousand of stock-based compensation expense for the three and six months ended April 30, 2005. There was no comparative expense for the same period of 2004. The expense relates to the amortization of the fair value of stock options granted to employees, directors and consultants. Expenses are amortized over the vesting period of three to five years.

DEPRECIATION & AMORTIZATION

Depreciation and amortization expenses increased by 28.3% and 18.2% to $68 thousand and $104 thousand for the three and six months ended April 30, 2005 compared to $53 thousand and $88 thousand for the same period of 2004. The increase was the result of investments in computer hardware and software required to support an expanding infrastructure and growing organization. As a percentage of sales revenue, depreciation and amortization expenses decreased to 1.8% and 1.2% for the three and six months ended April 30, 2005 compared to 1.8% and 1.7% for the same period of 2004. It is expected that continued investment in computer hardware and software will be required as the Company continues to grow but that depreciation and amortization will remain constant as a percentage of revenue.

FOREIGN EXCHANGE

The Company realized a foreign currency gain of $15 thousand and $35 thousand for the three and six months ended April 30, 2005 compared to a foreign currency gain of $78 thousand and $119 thousand for the same period in 2004. The Company does not utilize any hedges or forward contracts to mitigate foreign currency risk.

PROVISION FOR INCOME TAXES

Income taxes for the three and six months ended April 30, 2005 were $643 thousand and $1,396 thousand compared to a tax recovery of $33 thousand and a tax expense of $12 thousand for the comparative period of 2004. Tax expense in the current quarter reflects the non-deductibility of stock based compensation and other non-deductible expenses. The provision for income taxes for the remainder of the fiscal year will use a tax rate of 33.62%.

At October 31, 2004 the Company had no valuation allowance remaining and it is expected to be cash taxable in 2005.

EBITDA

EBITDA increased by 65.1% and 177.9% to $1,581 thousand and $3,836 for the three and six months ended April 30, 2005 compared to $958 thousand and $1,380 thousand for the same period of 2004.

NET INCOME

Net income decreased slightly by 3.1% to $934 thousand and increased by 79.3% to $2,420 thousand for the three and six months ended April 30, 2005 compared to $964 thousand and $1,350 thousand in the same period of 2004.

Diluted earnings per share were $0.05 and $0.12 for the three and six months ended April 30, 2005 compared to $0.06 and $0.09 in the same period of 2004. The decrease in the diluted earnings per share in the current quarter reflects the impact of the additional shares issued in the private placement financing closed in December of 2004.

LIQUIDITY AND CAPITAL RESOURCES

Positive cash generation continued to add to a strong balance sheet. At April 30, 2005 the Company had no debt, $21,754 thousand in cash and short term investments and working capital of $23,793 thousand.

OPERATING ACTIVITIES

Operating cash flow for the three and six months ended April 30, 2005 was $1,728 thousand and $2,948 thousand. The increase was due primarily to the Company's strong bottom line performance in the first and second quarters, a reduction in accounts receivable and an increase in accounts payable and income taxes payable.


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

FINANCING ACTIVITIES

Cash flows from financing activities was $349 thousand and $10,821 thousand for the three and six months ended April 30, 2005. The Company's financing activities consisted primarily of the issuance of shares for cash resulting from the exercise of stock options and the issuance of shares from a private placement financing in December of 2004. In the three months ended April 30, 2005, the Company realized net proceeds of $352 thousand from the exercise of 207 thousand stock options at an average price of $1.71. in the six months ended April 30, 2005, the Company realized $581 thousand form the exercise of 399 thousand stock options at an average price of $1.45 and net proceeds of $10,247 thousand from the issuance of 2,366 thousand shares from treasury at a price of $4.65 per share. In the three and six months ended April 30, 2004 the Company realized proceeds of $472 thousand and $588 thousand from the exercise of stock options. There were no other significant financing activities in 2004.

INVESTING ACTIVITIES

The Company's investing activities consisted primarily of the purchase of short term investments, property and equipment which include computers and software for internal use and furniture and fixtures. Total cash used for investing purposes was $6,328 thousand and $16,802 thousand for the three and six months ended April 30, 2005 compared to $322 thousand and $2,038 thousand for the same period of 2004. Cash used from investing activities for the three months ended April 30, 2005 was attributable to the purchase of $5,106 thousand of short-term investments, $309 thousand of property and equipment and a deposit on the MICROPOWER acquisition in the amount of $913 thousand. For the six months ended April 30, 2005, cash used in investing activities was attributable to the purchase of $15,472 thousand of short term investments, $416 thousand in property and equipment and the deposit on the MICROPWER acquisition of $913 thousand.

CRITICAL ACCOUNTING ESTIMATES

In the opinion of management, the only material accounting estimates in the financial statements contained herein, involve the recoverability of deferred software development costs, amortization periods for property and equipment, provision for doubtful accounts, deferred set-up fee expenses and stock based compensation. Actual results could differ from management's best estimates and underlying assumptions as additional information becomes available in the future.

RISKS AND UNCERTAINTIES

Chartwell  operates in a rapidly  changing  environment  that involves  numerous risks and uncertainties, many of which are beyond our control and which could have a material affect on our business, revenue, operating results and financial condition. The following discussion highlights some of these risks and uncertainties.

GOVERNMENT REGULATION

Our licensees are subject to applicable laws in the jurisdictions in which they operate. Some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while other jurisdictions have taken the position that online gaming is legal and have (or are in the process of considering) legislation to regulate online gaming. As companies and consumers involved in online gaming are located around the world, including our licensees and their players, there is uncertainty regarding the future legislative landscape for online gaming. There is a risk that proposed legislation supporting online gaming may not be passed or existing legislation supporting online gaming may be changed. Changes to the regulatory framework could have an adverse affect on the Company's revenue and financial condition.


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

COMPETITION

Some of the Company's competitors have significantly greater financial, technical, marketing and sales resources and they may be able to respond more quickly to changes in customer needs. In addition, these competitors may be able to devote a greater number of resources to the enhancement, promotion, and sale of their games and gaming systems. Our success is dependant on our ability to win our share of sales against these larger competitors. Failure to do so could result in an adverse material effect on the Company's revenue, results of operation and financial condition.

DEPENDENCE ON MARKET GROWTH

The online gaming market has experienced and is expected to continue to experience significant growth. There can be no assurance that the market for the Company's gaming solutions will continue to grow, that customers will continue to adopt the Company's solutions, or that the Company will be successful in selling into new and existing markets. If the markets in which the Company's products compete fail to grow, or grow more slowly that the Company currently anticipates, the Company's business, operating results and financial condition could be materially adversely affected.

RENEWAL OF SOFTWARE LICENSE AGREEMENTS

Substantially all of the Company's revenue is of a recurring nature in the form of software license fees. Licensees pay an ongoing fee for the licensing and support of the Company's software under a software licensing agreement, which typically has a three to five year term. The license fee, or royalty, is calculated as a percentage of each licensee's level of activity. There is no assurance that the Company will be able to renew agreements with existing clients or that the Company will be able to renew agreements under similar financial and other terms. Failure to renew agreements or failure to renew agreements under similar financial and other terms could have a significant adverse effect on the Company's revenue, operating results and financial condition.

FAILURE TO MANAGE GROWTH SUCCESSFULLY

The company's business has grown rapidly in the last three years. The accelerated growth of the Company's revenue places a strain on managerial and financial resources. In addition, the Company's recent expansion has resulted in a substantial growth in the number of its employees, the scope of its infrastructure and the geographic area of its operation, resulting in increased responsibility for existing and new management personnel. The Company's ability to successfully manage this growth depends in large part upon our ability to:

     o    retain and attract qualified management;

     o attract and retain technical personnel to continue to develop reliable solutions that respond to evolving customer needs; and

     o    retain,  attract and train sales and marketing  personnel to create an
          expanding  presence  in  the  rapidly  growing   marketplace  for  the
          Company's products.

Chartwell's inability to achieve any of these objectives could harm the Company's business, financial condition and operating results.

DEPENDENCE ON KEY PERSONNEL

The success of the Company is largely dependant on the performance of its key management and technical personnel. Competition for highly skilled technical and management personnel is intense. Failure to retain key employees and to attract and retain additional key employees with the necessary skills could have an adverse material effect upon the Company's growth and profitability.

LENGTHY SALES CYCLE

The Company's sales cycle, beginning with an interested customer and culminating in entering into a commercial agreement with the customer, typically ranges from 6 to 12 months and may be longer. This lengthy sales cycle limits the Company's ability to forecast the timing of new sales in a specific quarter. Any extension in the length of the sales cycle could have a material adverse effect on revenues and financial condition.

RISKS ASSOCIATED WITH CURRENCY FLUCTUATIONS

The majority of the Company's revenue is realized in foreign currencies, while the majority of the Company's expenses is incurred in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and other currencies, particularly the U.S. dollar, may have a material adverse affect on the Company's operating results and financial condition.






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